September 10, 2019

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Melissa Raminpour

Re:	Despegar.com, Corp. (File No. 001-38209)
Form 20-F for the fiscal year ended December 31, 2018

Dear Ms. Gilmore and Ms. Raminpour:

This letter is submitted in response to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 13, 2019 (the “Comment Letter”) relating to responses to the previous comments of the Staff regarding the Form 20-F for the fiscal year ended December 31, 2018 of Despegar.com, Corp. (the “Company”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 20-F for the Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

3. Summary of significant accounting policies

Revenue Recognition, page F-10

1. We note your response to our prior comment 3. Please provide in more detail a description of the post-booking services that you provide under the pre-pay/merchant model and tell us how you determined they are not significant.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company advises the Staff that when a traveler completes a reservation (hereinafter referred to as “the original reservation”) on the Company’s website, the traveler is entitled to certain post booking services such as (i) minor changes to the reservation (for example a change to the traveler’s name, his or her title or his or her identification number), (ii) correction of other minor clerical errors and (iii) inquiries to the Company’s call center (for example, flight status, addresses, clarifications over policy or voucher information, and others).

The Company considers the aforementioned post-booking services to be immaterial in the context of the contract as stated in ASC 606-10-25-16A because (i) these post-booking services do not represent a significant change to the original reservation and (ii) the Company does not incur any significant administrative burden and the cost of fulfilling these services is immaterial.

However, a traveler may have other requests, generally in the form of modifications to the original reservation, which are considered significant by the Company. The Company categorizes these modifications as significant because they represent a change to the parameters of the original reservation, which in most cases depend on supplier availability and discretion. Examples of these post-booking services include (i) booking of additional night stays, (ii) requesting change of dates of travel or stay, (iii) requesting an increase or decrease in the number of people in a reservation, (iv) requesting a change of room category, (v) requesting a change of travel routes and (vi) other similar requests. When these modifications are possible or permissible depending on type and nature of the original reservation, the Company treats these modifications as if the traveler completes a new booking on its website, thereby replacing the original reservation. Therefore, the service fees charged for the original reservation do not cover these services and the Company charges the traveler a new service fee and an administrative fee for managing the request. The Company clarifies these situations in the terms and conditions of the reservations published in its website. In addition, the traveler pays any price differential requested by the supplier to accommodate the requests (for example price differential to extend a night in a hotel based on availability). The Company may also receive an additional commission from the supplier depending on the terms of the applicable commercial agreements.

Notes to the Consolidated Financial Statements

3. Summary of significant accounting policies

Revenue Recognition, page F-10

2. Additionally, we note from your proposed revenue policy on page 10 of your response that for travel products that are cancelled by the customer after a specified period of time, you may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation. Please tell us the nature of these cancellation terms in your pre-pay/merchant model transactions in further detail, including the timing of any cancellation and change provisions and how the cancellation or penalty fee is determined. Provide us with your consideration of such factors in determining that control has transferred and the related revenue should be recognized when the traveler books the transaction on your website rather than when the traveler uses the travel related service at a later date

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company wishes to clarify to the Staff that the reference to “cancellations” in the second paragraph of the proposed revenue policy note on page 10 of the previous response was intended to refer only to refundable transactions in the Company’s pre-pay model. The Company used the terms “cancellable” or “refundable” interchangeably in the previous response. As described in the previous response to the Staff’s comment number 3, the Company determined that the nature of its performance obligation is to match travelers with travel suppliers, which offer their products and thus the Company’s performance obligation is satisfied when the traveler completes the booking on the Company’s website. The Company advises the Staff that in the ordinary course of business the Company enters into various agreements with travel suppliers, which allow them to offer their travel products through the Company’s website. The travel suppliers may provide for different terms and conditions of refundable reservations to which travelers may abide if they purchase a travel product from them through the Company’s website. The Company publishes the suppliers’ terms and conditions of the reservations in its website. While the agreements may vary among travel suppliers, in general terms, they may provide with cancellation terms allowing the traveler to obtain a refund of 100% of the reservation amount until a specified date and time (only as an example, the traveler may cancel a reservation until mid-night three days prior to check-in without incurring in any cost). Past a specified date and time (only as an example, a reservation cancelled within 72, 48 or 24 hours prior to check-in date), the traveler may still cancel the reservation but the traveler may incur costs. These costs typically comprise what the supplier charges for the cancellation (only as an example, the supplier may charge an amount equivalent to the first night-stay booked or any deposit previously charged or a percentage of the total reservation depending on the supplier’s terms and conditions for a specific reservation). The Company’s reference to “penalty similar to the amount that the supplier charges for the cancellation” in the second paragraph of the proposed revenue policy note on page 10 of the previous response was intended to refer to this cost incurred by the traveler to cancel a reservation. The Company does not charge any penalty or cancellation fee for itself, but rather the Company collects any amount as per the suppliers’ policies in the agreements on their behalf.

As described in Note 3, for refundable or cancellable transactions, the Company applies the guidance in ASC 606-10-32-10 and ASC 606-10-55-22 through 55-29. Therefore, the Company recognizes revenue when the traveler completes the booking and recognizes a refund liability against revenue until the refundable period expires. The refund provision is determined based on past objective historical experience. The Company reverses this provision for any unclaimed refund after the period the reservation becomes non-refundable which is usually after check-in date at which time the Company records revenue.

The Company advises the Staff that the second paragraph of the proposed Note 3 has been revised for clarification as follows (additional text in bold and italics):

For refundable or cancellable reservations, the Company records a provision for cancellations against revenue based on past objective historical experience. Each reservation may have its own terms and conditions for refunds. Under the terms and conditions of certain reservations provided by travel suppliers, the customer may incur costs upon requesting a refund. Generally, reservations cancelled after a specified date and time prior to commencement of travel are not fully refunded.

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If you have any questions regarding the foregoing, please do not hesitate to contact Noelia Loza at nloza@despegar.com.

Sincerely,

/s/ Albert Lopez Gaffney

Albert Lopez Gaffney

Chief Financial Officer

cc:	Mr. Juan Alvarado, Despegar.com, Corp.

Ms. Maria Bettina Zubin, Despegar.com, Corp.

Ms. Noelia Loza, Despegar.com, Corp.

Jeffrey Vetter, Esq., Gunderson Dettmer, LLP

Albert Vanderlaan, Esq., Gunderson Dettmer, LLP